Exhibit B

FORM OF WHITE PROXY CARD

CERAGON NETWORKS LTD.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
August 23, 2022

The shareholder(s) hereby appoint/s Zvi Maayan or Doron Arazi as proxy with the power to appoint his substitute, and hereby authorize/s him to represent and to vote as designated on the reverse side of this white proxy card (the “Proxy”), all of the ordinary shares of Ceragon Networks Ltd. (the “Company”) that the shareholder(s) is/are entitled to vote at the extraordinary general meeting of shareholders to be held at 4:00 PM (Israel time), on Tuesday, August 23, 2022, at the offices of the Company, Nitzba City, Plot 300, Bldg. A, 7th floor, Rosh Ha’ayin, Israel and any adjournment or postponement thereof (the “Meeting”).

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO INDICATION IS MADE, THIS PROXY WILL BE VOTED “AGAINST” THE REMOVAL OF EACH OF THE DIRECTORS IN PROPOSAL 1 AND “AGAINST” THE ELECTION OF EACH OF THE DIRECTORS PROPOSED BY AVIAT IN PROPOSAL 2. ABSTENTIONS WILL BE COUNTED AS PRESENT FOR PURPOSES OF DETERMINING A QUORUM BUT WILL NOT BE COUNTED IN CONNECTION WITH THE VOTE ON ANY PROPOSAL AS TO WHICH THE SHAREHOLDER HAS ABSTAINED.

 (Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

CERAGON NETWORKS LTD.

August 23, 2022

Please date, sign and mail your WHITE proxy card in the envelope provided as soon as possible

_________________________________________________________________________

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “AGAINST” PROPOSAL NO. 1 AND
PROPOSAL NO. 2. PLEASE SIGN, DATE AND RETURN THIS WHITE PROXY CARD PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
_________________________________________________________________________

		FOR	AGAINST	ABSTAIN
1.
To remove each of the following three serving directors from the Company’s Board of Directors (the “Board”), effective immediately: Ms. Yael Langer, Mr. Ira Palti, and Mr. David Ripstein and to also remove from office any and all new directors appointed to the Board following the conclusion of the Ceragon 2021 Annual General Meeting of Shareholders

Directors Proposed By Aviat for Removal

	1.1 Yael Langer	☐	☐	☐
	1.2 Ira Palti	☐	☐	☐
	1.3 David Ripstein	☐	☐	☐
	1.4 Any and All New Directors Appointed to the Board following the Conclusion of the Company’s 2021 Annual General Meeting of Shareholders	☐	☐	☐

		FOR	AGAINST	ABSTAIN
2.
Only to the extent that all directors referred to under Proposal One are removed from the Board, to elect up to three new directors to the Board in order to fill the new vacancies created by the approval of Proposal One, from the following five candidates proposed by Aviat

Directors Proposed By Aviat for Election

	2.1 Michelle Clayman	☐	☐	☐
	2.2 Paul S. Delson	☐	☐	☐
	2.3 Jonathan F. Foster	☐	☐	☐
	2.4 Dennis Sadlowski	☐	☐	☐
	2.5 Craig Weinstock	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above.          ☐
Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder                                                     Date

Signature of Shareholder                                                     Date

NOTE:  Please sign exactly as your name or names appear on this WHITE Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.